Choosii I, a Series of Launchparty SPV, LLC

Balance Sheet as of March 8, 2023

(Unaudited)

Choosii I, a Series of Launchparty SPV, LLC

Balance Sheet

As of March 8, 2023

Liabilities and Equity

Equity

Net income	0.00
Total Equity	**$0.00 USD**
TOTAL LIABILITIES AND EQUITY	**$0.00 USD**

Choosii I, a Series of Launchparty SPV, LLC

Profit and Loss

As of March 8, 2023

	March	Year Total
Income (Billed)		
Sales	0.00	0.00
Cost of Goods Sold	0.00	0.00
GROSS PROFIT	**$0.00**	**$0.00 USD**

	March	Year Total
Less Expenses		
Expenses	0.00	0.00
Total Expenses	**$0.00**	**$0.00 USD**
GROSS PROFIT	**$0.00**	**$0.00 USD**

Choosii I, a Series of Launchparty SPV, LLC

Notes to the Financial Statements

As of March 8, 2023

1. ORGANIZATION AND PURPOSE

Choosii I, a Series of Launchparty SPV, LLC, (the "Series") is a limited liability company organized under the laws of the State of Delaware. The Series holds the single purpose of intending to fund Choosii, Inc., (the "Company") through amounts raised under promissory notes that the Series intends to issue in an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended.

After paying Launchparty, LLC (the "Portal") the total amount of the operational costs incurred by the Portal for running the Company's Regulation CF campaign, as agreed to in the Issuer Agreement between both the Portal and the Company, the Company will retain the remaining proceeds.

The Series was founded on March 6, 2023, and since inception has not earned any revenues nor incurred any liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Series' significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Series prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of

America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Series operates on a 52-week fiscal year ending on December 31.

c. Use of Estimates

The preparation of financial statements in conformity with the United States of America GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Balance Sheet Classification

The Series includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

e. Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Series considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

f. Investing Activities

Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

g. Financing Activities

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

h. Stockholders' Equity

No stock was issued, nor dividends paid for the periods under review.

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER,

IN ACCORDANCE WITH REGULATION CF RULE 201(t)

I, **Shirley Yu**, certify that:

(1) The financial statements of Choosii I, a Series of Launchparty SPV, LLC, included in this Form are true and complete in all material respects; and

(2) The tax return information of Choosii I, a Series of Launchparty SPV, LLC, included in this Form reflects accurately the information reported on the tax return for Choosii I, a Series of Launchparty SPV, LLC, filed for the fiscal year ended December 31, 2022.

Signed,

DocuSigned by:

Shirley Yu

8A586C8CEAC4445...

Shirley Yu

Manager

3/10/2023